Filed Pursuant to Rule 253(g)(2)
File No. 024-10690

FUNDRISE FOR-SALE HOUSING eFUND - WASHINGTON DC, LLC

SUPPLEMENT NO. 6 DATED January 2, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFund – Washington DC, LLC (“we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Semi-annual Net Asset Value (“NAV”) Per Share as of December 31, 2018

Net Asset Value as of December 31, 2018

As of December 31, 2018, our NAV per common share is $10.00. This NAV per common share shall be effective until updated by us on or about June 30, 2019 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEET (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2018 [1]
ASSETS
Cash and cash equivalents	$510
Real estate investments, at fair value	16,173
Other assets	14
Total Assets	$16,697

LIABILITIES
Accounts payable	$5
Due to related party	1,247
Other Liabilities	61
Settling subscriptions	77
Total Liabilities	$1,390

NET ASSETS CONSIST OF:
Fundrise For-Sale Housing eFund - Washington DC, LLC Members’ Equity:
Common shares; 1,530,731 shares outstanding, net of offering costs, on December 31, 2018	$15,192
Retained Earnings (Accumulated deficit)	(338)
Net adjustments to fair value	453
NET ASSETS	$15,307
NET ASSET VALUE PER SHARE, 1,530,731 shares outstanding on December 31, 2018 [2]	$10.00

[1] Estimated Balance Sheet as of December 31, 2018.

[2] The total shares outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2018.

On January 1, 2019, the Company announced that its net asset value per share (“NAV”) as of December 31, 2018 is $10.00 per share of our Common Shares. This NAV per common share shall be effective until on or about June 30, 2019, (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a semi-annual basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the current semi-annual period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2019, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the semi-annual period ended December 31, 2018, we redeemed approximately 43,725 common shares pursuant to our share redemption plan.